FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending March 30, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


 24 March 2006    Abacus (GSK) Trustees Limited, as trustee of the
                  GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred
                  28,565 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


 27 March 2006    The GSK Trust, as trustee of the GlaxoSmithKline Employee
                  Trust, transferred 19,036 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                  Plan 1991.


 28 March 2006    The GSK Trust, as trustee of the GlaxoSmithKline Employee
                  Trust, transferred 34,420 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                  Plan 1991.



The Company was advised of these transactions on 30, 29 and 30 March 2006 respectively.



We have also been advised by the GSK Trust that the transfer on the 1 March 2006 of 14,143 Ordinary shares was incorrectly notified in that the number actually transferred was 12,043 and not as previously advised 14,143.



The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4 R (1) (b).







S M Bicknell

Company Secretary



30 March 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 30, 2006                                      By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc